EXHIBIT 99.1

BrainsWay Announces Strategic Investment in Radial Health, Inc.

BrainsWay continues to actively evaluate similar investments in leading North American mental health providers to raise awareness and expand access to transformative care

BURLINGTON, Mass. and JERUSALEM, July 20, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive brain stimulation technologies, today announced a $3 million minority equity investment in Radial Health, Inc. (“Radial”), a management services organization supporting a leading network of Brain Medicine clinics across the country. The investment was made as part of Radial's previously-announced Series A financing, and BrainsWay joins other leading investors in Radial, including General Catalyst, Floating Point Capital, Solari Capital, JSL Health Capital, Founder Collective, BoxGroup, Scrub Capital, and Diede van Lamoen.

Radial specializes in the development of the clinical infrastructure, reimbursement tools, and AI-guided decision support platform designed to support the delivery of “Brain Medicine” treatments, non-invasive therapies like Deep TMS™ and other solutions. The financing is expected to support Radial’s exploration of various M&A opportunities.

“We are pleased to announce our strategic minority investment in Radial, a mental health services provider that is expanding access to advanced psychiatric care,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “This investment in Radial represents the continued execution of our strategic initiative to secure minority equity positions in high performing mental health provider networks that can help expand awareness of and broaden access to noninvasive mental health treatment.”

“This financing represents an important step forward for Radial as we continue building a national platform for advanced mental health care,” said John Capecelatro, CEO and co-founder of Radial. “We are grateful for the support of BrainsWay and our broader syndicate of investors as we use this capital to expand our clinical footprint, strengthen our technology platform and increase access to innovative, evidence-based Brain Medicine treatment options for patients.”

Advocates Ami Hordes and Sarit Molcho of S. Friedman, Abramson & Co. Law Offices served as lead counsel for BrainsWay on the transaction as well as on the Company’s prior minority stake investments.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Jeff Warren
LifeSci Advisors LLC
jwarren@lifesciadvisors.com